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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              J.C. Nichols Company
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    653777102
                                 (CUSIP Number)

                            Charles I. Weissman, Esq.
                    Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 653777102                              Page    2    of    10    Pages
          -----------------                           -------     -------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Angelo, Gordon & Co., L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC, AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           193,250
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         193,250
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    193,250

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.0%
14       TYPE OF REPORTING PERSON*
                                    BD, IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.



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                                  SCHEDULE 13D

CUSIP No.   653777102                            Page    3    of     10    Pages
          --------------                              -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  John M. Angelo

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          193,250
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                           193,250


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    193,250

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.0%
14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.




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                                  SCHEDULE 13D

CUSIP No.    653777102                           Page    4    of     10    Pages
           -----------------                           -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Michael L. Gordon

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          193,250
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                           193,250

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    193,250

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.0%
14       TYPE OF REPORTING PERSON*


                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.


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                                  Schedule 13D
                              J.C. Nichols Company

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value per share (the "Common Stock") of J.C. Nichols Company (the "Issuer"). The address of the principal executive office of the Issuer is 310 Ward Parkway, Kansas City, Missouri 64112.

Item 2.           Identity and Background.

                  (a) This Statement is being filed jointly by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo, Gordon"), (ii) John
M. Angelo in his capacities as a general partner of AG Partners, L.P. ("AGP"), the sole general partner of Angelo, Gordon, and the Chief Executive Officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AGP and the Chief Operating Officer of Angelo, Gordon (collectively, the "Reporting Persons").

                  (b), (c) and (f) Angelo, Gordon is a Delaware limited partnership. Its principal business is providing investment advice to client funds and managed accounts. The address of the principal business of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

                  The business address of Mr. Angelo is 245 Park Avenue, New York, NY 10167. Mr. Angelo's principal occupation is acting as chief executive officer of Angelo, Gordon. Mr. Angelo is a United States citizen.

                  The business address of Mr. Gordon is 245 Park Avenue, New York, NY 10167. Mr. Gordon's principal occupation is acting as chief operating officer of Angelo, Gordon. Mr. Gordon is a United States citizen.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.

                  The source of the funds used by Angelo, Gordon to purchase the securities of the Issuer was working capital and affiliate funds. The net amount of funds used by Angelo, Gordon to purchase Common Stock was $7,438,143.

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Item 4.           Purpose of the Transaction.

                  The Reporting Persons acquired their shares of Common Stock of the Issuer for investment purposes. The Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. In addition, depending on any actions taken by the Issuer to enhance stockholder value and the foregoing factors, the Reporting Persons may consider taking any such actions as they believe would facilitate the enhancement of stockholder value for holders of the Common Stock, including, but not limited to, holding discussions with the Issuer and other stockholders regarding alternative ways of enhancing stockholder value. The Reporting Persons reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

                  Except for the foregoing and as disclosed below, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  (a) Angelo, Gordon may be deemed to be beneficial owner of 193,250 shares (5.0%) of Common Stock.

                  Mr. Angelo may be deemed to be the beneficial owner of the 193,250 shares of Common Stock held by Angelo, Gordon.

                  Mr. Gordon may be deemed to be the beneficial owner of the 193,250 shares of Common Stock held by Angelo, Gordon.

                  The Reporting Persons have been advised by Franklin Mutual

Advisers, Inc. ("FMA") that it and certain of its affiliates will file a
Schedule 13D substantially concurrently herewith to report the beneficial ownership of an additional 193,250 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by FMA.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 3,849,358 shares of Common Stock of the Company outstanding as of April 30, 1997 reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

                  (b) Angelo, Gordon has sole voting and dispositive power with respect to 24,033 shares of Common Stock held for its own account and 169,217 shares of Common Stock held for the account of seven private investment funds and managed accounts for which it acts as general partner and/or investment advisor.

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                  Mr. Angelo and Mr. Gordon each may be deemed to have shared voting and dispositive power with resect to the 193,250 shares of Common Stock held by Angelo, Gordon by virtue of their positions as officers of Angelo, Gordon and general partners of AGP.

                  (c) The transactions in the Common Stock effected by the Reporting Persons during the past sixty days are as follows: Angelo, Gordon and seven private investment funds and managed accounts for which it acts as general partner and/or investment advisor purchased 152,310 shares of Common Stock on June 25, 1997 at $36.00 per share in an open market transaction; sold 76,155 shares of Common Stock on July 7, 1997 at $37.00 per share in a privately negotiated transaction; purchased 83,500 shares of Common Stock on July 8, 1997 at $40.50 per share in an open market transaction; purchased 18,590 shares of Common Stock on July 8, 1997 at $41.00 per share in an open market transaction; purchased 1,345 shares of Common Stock on July 10, 1997 at $41.00 per share in an open market transaction; purchased 4,410 shares of Common Stock on July 11, 1997 at $41.00 per share in an open market transaction; purchased 8,925 shares of Common Stock on July 15, 1997 at $41.50 per share in an open market transaction; and purchased 325 shares of Common Stock on July 16, 1997 at $42.00 per share in an open market transaction.

                  (d) The limited partners of (or investors in) each of seven funds and accounts for which Angelo, Gordon acts as general partner and/or investment advisor have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including Common Stock) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.


                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The Reporting Persons may be considered to be members of a group along with FMA with respect to the securities of the Issuer. The Reporting Persons have acted, and may continue to act, in concert with FMA with respect to the securities of the Issuer.

                  Except as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A.        Agreement of Joint Filing.

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 1997                   ANGELO, GORDON & CO., L.P.


                                        By: AG PARTNERS, L.P.,
                                            General Partner


                                        By:  /s/ Michael L. Gordon
                                             ---------------------
                                                 Michael L. Gordon
                                                 General Partner


                                             /s/ John M. Angelo
                                             ------------------
                                                 John M. Angelo


                                             /s/ Michael L. Gordon
                                             ---------------------
                                                 Michael L. Gordon

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                                  Exhibit Index

                                                                 Page No.
                                                                 --------

A.     Agreement of Joint Filing                                     10

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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of J.C. Nichols Company and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 18th day of July, 1997.

                                          ANGELO, GORDON & CO., L.P.

                                               By: AG PARTNERS, L.P.,
                                                      General Partner

                                          By:  /s/ Michael L. Gordon
                                               ---------------------
                                                   Michael L. Gordon
                                                   General Partner


                                               /s/ John M. Angelo
                                               -------------------
                                                   John M. Angelo


                                               /s/ Michael L. Gordon
                                               ---------------------
                                                   Michael L. Gordon